# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUDIOEYE INC, CIK 0001362190
CUSIP: 050734201
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5210 E. Williams Circle, Suite 750, Tucson, Arizona (AZ), 85711
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001658843

## Reporting persons
- Sero Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,949,607; sole dispositive power 0; shared dispositive power 1,949,607; aggregate amount beneficially owned 1,949,607 (15.7% of the class)
- Moradi David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,662,117; shared voting power 0; sole dispositive power 2,662,117; shared dispositive power 0; aggregate amount beneficially owned 2,662,117 (21.3% of the class)

## Item 1. Issuer
Name of issuer: AUDIOEYE INC
Address of issuer's principal executive offices: 5210 E. Williams Circle, Suite 750, Tucson, AZ 85711

## Item 2. Person Filing
Name of person filing:
Sero Capital LLC
David Moradi
Address of principal business office or, if none, residence:
Sero Capital LLC 119 Washington Avenue, Suite 403 Miami Beach, FL 33139
David Moradi 119 Washington Avenue, Suite 403 Miami Beach, FL 33139
Citizenship:
Sero Capital LLC - Delaware
David Moradi - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sero Capital LLC - 1,949,607
David Moradi - 2,662,117
Percent of class:
Sero Capital LLC -15.70%
David Moradi - 21.30%

Such percentages are based on 12,418,617 shares of common stock, par value $0.00001 per share (the "Common Stock"), of AudioEye, Inc. (the "Issuer") outstanding as of October 31, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 4, 2025, and for Mr. Moradi, 12,418,617 shares of the Issuer's Common Stock, plus 81,444 of new shares of the Issuer's Common Stock issuable within 60 days due to derivative securities held by Mr. Moradi.
Sole power to vote or to direct the vote:
Sero Capital LLC - 0
David Moradi - 2,662,117
Shared power to vote or to direct the vote:
Sero Capital LLC - 1,949,607
David Moradi - 0
Sole power to dispose or to direct the disposition:
Sero Capital LLC - 0
David Moradi - 2,662,117
Shared power to dispose or to direct the disposition:
Sero Capital LLC -1,949,607
David Moradi - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sero Capital LLC: /s/ David Moradi, David Moradi/Chief Executive Officer (02/17/2026)
- Moradi David: /s/ David Moradi, David Moradi/Self (02/17/2026)